UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number: 001-13382

KINROSS GOLD CORPORATION
(Translation of registrant's name into English)

17th Floor, 25 York Street,
Toronto, Ontario M5J 2V5
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [   ]      Form 40-F [ X ]

EXHIBIT INDEX

Exhibit Number	Description

99.1	Press Release dated September 23, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KINROSS GOLD CORPORATION
(Registrant)

Date: September 23, 2026	/s/ Lucas R. Crosby
Lucas R. Crosby
Senior Vice President, General Counsel